October 1, 2009

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Focused Series, Inc.
Registration Statement on Form N-14 Filed on September 2, 2009
(the “Registration Statement”)
Securities Act File No. 333-161695

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations and e-mail correspondence with the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the Focused Growth and Income Portfolio, a series of the Registrant, of all of the assets and liabilities of each of the SunAmerica Growth and Income Fund (the “Growth and Income Fund”) and the SunAmerica Balanced Assets Fund (the “Balanced Assets Fund”), each a series of SunAmerica Equity Funds, in exchange for Class A, Class B, Class C and Class I shares of the Focused Growth and Income Portfolio (each, a “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1: Please provide the accounting survivor analysis for the Reorganizations.

Response: The following is an analysis regarding the accounting and performance survivor in connection with each Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”), as well as on the guidance of the Staff set forth in North American Security Trust,

NEW YORK        WASHINGTON        PARIS        LONDON         MILAN        ROME        FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

October 1, 2009

SEC No- Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the Staff confirmed that the determination of the entity in a reorganization designated as the performance survivor should be evaluated from an accounting perspective, rather than a legal perspective. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. The Focused Growth and Income Portfolio is currently advised by SAAMCo and sub-advised by BlackRock Investment Management, LLC. The Growth and Income Fund is currently advised by SAAMCo and managed by Steve Neimeth, Senior Vice President at SAAMCo. The Balanced Assets Fund is currently advised by SAAMCo and the equity portion of the Fund is co-managed by Steve Neimeth and John Massey both Senior Vice Presidents at SAAMCo. Mr. Neimeth and Mr. Massey will assume management of the Combined Fund upon consummation of the Reorganizations.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Focused Growth and Income Portfolio, which is managed pursuant to a focused strategy. While the portfolio holdings of the Combined Fund may differ from the current portfolio holdings of the Focused Growth and Income Portfolio due to the proposed change in managers upon consummation of the Reorganizations, the Portfolio will continue to be managed in accordance with its focused strategy, which among other things, limits the number of holdings in the Portfolio. Thus, the nature of holdings in the Combined Fund are anticipated to resemble certain of those historically held by the Growth and Income Fund and the equity component of the Balanced Assets Fund, but will be limited to the number of securities permitted to be held under the Focused Growth and Income Portfolio’s policies.

Investment Objectives, Policies and Restrictions: The investment objectives of the Focused Growth and Income Portfolio, Growth and Income Fund, and Balanced Assets Fund are similar. The Focused Growth and Income Portfolio seeks long-term growth of capital and current income. The Growth and Income Fund seeks capital appreciation and current income. The Balanced Assets Fund seeks capital appreciation and conservation of principal. Each Fund partly follows a “growth” oriented philosophy and the Focused Growth and Income Portfolio and Growth and Income Fund partly follow a “value” oriented philosophy; however, the Funds may use different investment strategies to achieve their respective goals. The primary differences in the principal investment strategies of each Target Fund compared to the Focused Growth and Income Portfolio are highlighted in the Registration Statement on pages 8-11 of the Combined Prospectus/Proxy Statement. The investment objectives, policies and restrictions of the Focused Growth and Income Portfolio will be those of the Combined Fund.

Expense Structure: The expense structure of the Funds is similar. The expense structure of the Focused Growth and Income Portfolio will be the expense structure of the Combined Fund.

Asset Size: As of April 30, 2009, the Focused Growth and Income Portfolio, Growth and Income Fund, and Balanced Assets Fund had net assets of $123,250,593, $46,366,776 and $80,438,564, respectively.

Jim O’Connor, Esq.

October 1, 2009

In conclusion, the Focused Growth and Income Portfolio will be the accounting and performance survivor. Although the portfolio management structure will change as a result of Steve Neimeth and John Massey assuming management of the Combined Fund, and although it is anticipated that the portfolio composition of the Combined Fund is anticipated to be similar in nature to the historical composition structure of the Growth and Income Fund and the equity component of the Balanced Assets Fund, the investment objectives, policies and restrictions of the Focused Growth and Income Portfolio will be that of the Combined Fund. Notably, the Focused Growth and Income Portfolio is (and Combined Fund will be) managed using a focused strategy, which is distinguishable from the manner in which the Growth and Income Fund and the Balanced Assets Fund are managed. In addition, the expense structure of the Focused Growth and Income Portfolio will be the expense structure of the Combined Fund and the asset size of the Focused Growth and Income Portfolio is larger than that of the Target Funds. Thus, while certain aspects of the factors enumerated above (i.e. portfolio management and portfolio composition) favor the Growth and Income Fund and equity component of the Balanced Assets Fund in connection with the survivor analysis, in management’s opinion, the application of the remaining factors, which favor the Focused Growth and Income Portfolio as the survivor, outweigh the analysis with respect to the other factors. The Focused Growth and Income Portfolio should therefore be considered the accounting and performance survivor in connection with each of the Reorganizations.

Comment No. 2: Please confirm whether the Board of Trustees considered whether SAAMCo would be able to recoup certain previously waived expenses of the Focused Growth and Income Portfolio following the Reorganizations.

Response: The above-referenced factor was considered by the Boards of Trustees/Directors in approving each Reorganization.

Comment No. 3: Please include disclosure regarding the ability of SAAMCo to recoup previously waived expenses of the Focused Growth and Income Portfolio in each instance where a reduction of the Focused Growth and Income Portfolio’s management fee is disclosed.

Response: A discussion regarding the reduction in the Focused Growth and Income Portfolio’s management fee is currently included in the sections entitled “Comparison of the Funds – Investment Advisory and Management Agreements” on page 31 of the Combined Prospectus/Proxy Statement and “Comparison of the Funds – Subadvisory Agreements” on pages 31 and 32 of the Combined Prospectus/Proxy Statement. In addition, in the notes to the Fee Tables and in the section entitled “Investment Advisory and Management Agreements,” there is disclosure regarding the fact that any waivers or reimbursements made by SAAMCo with respect to the Focused Growth and Income Portfolio are subject to recoupment from the Focused Growth and Income Portfolio within the following two years, provided that the Fund is able to effect such payment to SAAMCo and remain in compliance with the contractual expense limitations. In response to your comments, the Registrant has also added the following disclosure: (1) on page 31, under the subsection entitled “Investment Advisory and Management Agreements-Focused Growth and Income Portfolio,” the following sentence has been added: “The proposed reduction in the management fee will increase the likelihood that SAAMCo will be able to recoup amounts that were previously waived and/or reimbursed, and SAAMCo anticipates being able to recoup such amounts, since the gross expense ratio of the Focused Growth and Income Portfolio will be

Jim O’Connor, Esq.

October 1, 2009

lower as a result of the lower management fee.” and (2) on page 32, under the subsection “Subadvisory Agreements-Focused Growth and Income Portfolio,” the following sentences have been added: “Following the proposed reduction in management fee, SAAMCo will likely be able to recoup previously waived/reimbursed fees or expenses of the Focused Growth and Income Portfolio as described above. See “Investment Advisory and Management Agreements” above.”

Comment No. 4: In the shareholder letter, please clarify what is meant by the reference to “lower expense structure,” as each of the Funds will have the same management fees and currently have the same 12b-1 fees. Please also note that the reduction on the Focused Growth and Income Portfolio’s management fee is causing the Funds to have the same expense structure.

Response: The reference to “lower expense structure” was intended to refer to each Fund’s expense ratio. While the Registrant believes that the term accurately reflects the intended concept, the Registrant has changed the term to “expense ratio” in order to avoid any potential ambiguity created by the use of the term “expense structure.” The Registrant has also made conforming changes to the “Summary” section of the Combined Prospectus/Proxy Statement. The Registrant did not intend to discuss the level of each Fund’s management fee and 12b-1 fees in the shareholder letter, as it did not deem it necessary or appropriate to include such level of detail regarding specific fees and expenses in the shareholder letter. Accordingly, the Registrant has not identified that the Focused Growth and Income Portfolio’s management fee is being reduced in the shareholder letter. The Combined Prospectus/Proxy Statement contains multiple references to the fee structure of each Fund and to the reduction in the Focused Growth and Income Portfolio’s management fee, which the Registrant believes is sufficient in explaining each Fund’s fee structure.

Comment No. 5: In the Q&A section, please include disclosure regarding the approximate percentage of Fund portfolio holdings that are expected to be sold in connection with the applicable Reorganization. Please also disclose the estimated amount of portfolio transaction costs and the estimated amount of capital gains or losses that will result from this expected sale of a portion of the portfolio holdings.

Response: The following disclosure has been added to the answer to question entitled “Will I have to pay any federal taxes as a result of the Reorganization?”: “The proposed portfolio management team of the combined fund anticipates disposing of a portion (approximately 5% as of April 30, 2009) of the Growth and Income Fund’s portfolio holdings following the closing of the applicable Reorganization. The proposed portfolio management team of the combined fund anticipates requesting the disposition of a portion (approximately 40% as of April 30, 2009) of the Balanced Assets Fund’s portfolio holdings before the closing of the applicable Reorganization and a portion (approximately 1% as of April 30, 2009) of the Balanced Assets Fund’s portfolio holdings following the closing of the applicable Reorganization. The extent of these sales is primarily due to the limits on the number of securities that the Focused Growth and Income Portfolio is able to hold pursuant to its focused strategy. The proposed portfolio management team also anticipates disposing of a substantial portion (approximately 66% as of April 30, 2009) of the Focused Growth and Income Portfolio’s holdings after the closing of the Reorganizations, since it will be assuming management of such Fund. The tax impact of any such sales will depend on the difference between the price at which such portfolio holdings are sold and the Growth and Income Fund’s, the Balanced Assets Fund’s or the Focused Growth and Income Portfolio’s basis in such securities. Based on

Jim O’Connor, Esq.

October 1, 2009

the net capital loss positions of each of the Growth and Income Fund, the Balanced Assets Fund and the Focused Growth and Income Portfolio as of April 30, 2009, including any available capital loss carryforwards, it is not expected that the anticipated sales of portfolio holdings post-Reorganization will result in any capital gains to be distributed to shareholders of the combined fund. Based on the net capital loss positions of the Balanced Assets Fund as of April 30, 2009, including any available capital loss carryforwards, it is not expected that the anticipated sales of portfolio holdings pre-Reorganization will result in any capital gains to be distributed to shareholders of the Balanced Assets Fund. While it is not expected that the anticipated sales of portfolio holdings pre- and post-Reorganizations, as described above, will result in any capital gains, the amount of capital gains realized will depend on, among other things, changes in portfolio composition and market conditions at the time of the sales. SAAMCo has estimated that the brokerage commission and other transaction costs associated with the pre-Reorganization and post-Reorganization portfolio repositioning will be approximately $0 and $94,724, respectively.”

Comment No. 6: The expense percentages disclosed in the Fee Tables should be based on amounts incurred during a Fund’s most recent annual or semi-annual reporting period. Please explain the reason for basing the expense percentages disclosed in the Fee Tables for each Target Fund on amounts incurred during the 12-month period ended April 30, 2009.

Response: The Registrant believes that providing information in the Fee Tables as of the 12-month period ended April 30, 2009, for both the Focused Growth and Income Portfolio and the Target Funds, presents a more accurate reflection of each Fund’s current expense ratio than if the Registrant was to use expense information as of each Fund’s most recent fiscal year end (October 31, 2008, and September 30, 2008, respectively). The Registrant also believes that showing the expense information for all Funds as of the same date (April 30, 2009) is more appropriate than showing data as of different dates (i.e., Focused Growth and Income Portfolio as of April 30, 2009, and the Target Funds as of March 31, 2009), especially in light of the fluctuations in the market in 2009. The Registrant selected the April 30, 2009 date since this date represents the semi-annual period for the Focused Growth and Income Portfolio, as the acquiring fund. The Registrant believes that providing information in the Fee Tables as of the 12-month period ended April 30, 2009, represents a fair and accurate comparison of each Fund’s expense ratio and that of the Pro Forma Combined Fund.

Comment No. 7: With respect to the Fee Tables, please confirm that any acquired fund fees and expenses for a Fund did not exceed one basis point (if greater than one basis point more disclosure about these expenses would be required).

Response: None of the Funds incurred acquired fund fees and expenses of greater than one basis point.

Comment No. 8: With respect to the expense recoupments reflected in the Fee Tables, please confirm that the only expenses being recouped from a Pro Forma Combined Fund relate only to previously waived expenses of the Focused Growth and Income Portfolio.

Response: The only expenses shown as recouped from a Pro Forma Combined Fund relate to previously waived expenses of the Focused Growth and Income Portfolio.

Jim O’Connor, Esq.

October 1, 2009

Comment No. 9: The Net Total Annual Fund Operating Expenses relating to Class I of the Focused Growth and Income Portfolio on page 13 does not sum properly. Please clarify.

Response: Due to a typographical error, Fee Waivers and Expense Reimbursements for such class was listed at 3.43%, instead of 4.43%. The correction has been made.

Comment No. 10: Please explain why the expenses shown for Class I of the Focused Growth and Income Portfolio under the various Fee Tables are different.

Response: Class I of the Focused Growth and Income Portfolio is a newly-created class of shares that is only being offered in connection with the Reorganizations and currently has no assets. Accordingly, the expenses for Class I shares that are reflected in both the Focused Growth and Income Portfolio and the Pro Forma Combined Fund are based on asset levels in the Target Fund or Funds shown in each Fee Table, thus leading to the differences among the various Fee Tables.

Comment No. 11: Please confirm the accuracy of the statement in the “Comparison of the Funds – Management of the Funds” section indicating that the Combined Fund may continue to rely on SAAMCo’s exemptive order following the completion of each Reorganization.

Response: The above-referenced statement is accurate.

Comment No. 12: Please include notes to the Capitalization table explaining the adjustments, similar to the presentation in the Pro Forma Financial Statements.

Response: The requested disclosure has been added.

Comment No. 13: Please explain why the Funds’ most recent semi-annual reports have not been posted to the website and state the Funds’ policy with respect to updating the website in this respect.

Response: The Funds’ website currently contains links to the current semi-annual reports. The website may have inadvertently contained links to outdated semi-annual reports due to a broken hyperlink, which has since been fixed. The Funds’ policy is to update the website with new shareholder reports as soon as they become available.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Jim O’Connor, Esq.

October 1, 2009

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Jack D. Cohen, Esq., Willkie Farr & Gallagher LLP